UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF
1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56460

THE DOCS, INC.
(Exact name of registrant as specified in its charter)

5235 S. Durango Dr., Suite 103, Las Vegas, NV 89113, (702) 592-0261

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☐	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 5

Explanation: The Docs, Inc. is filing this Form 15 due to insufficient working capital needed to prepare audited and reviewed financial statements, as required. No shares of stock were sold under its most recent offering, and the only shareholders are the founding individuals.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Docs, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 6, 2023	By:	/s/ Mark Cole
Mark Cole
President, Principal Executive Officer and Principal Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(02-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.